2025 REPORT

Humphry Slocombe


Humphry Slocombe

REPORT CARD

Dear investors,

In 2025, we experienced a 4% decline as we closed 1 store in Fall 2024 and 1 in Summer 2025. Same store sales for rest of stores increased by 6% on average. Despite tariff increases, we maintained our Gross Margin.
2025: $5.5MM in Revenue, -4% vs. YA
•Retail (including delivery) -2% due to 1 store closure in 2025 and 1 in 2024.
–Pre-existing Retail (opened before COVID) starting to get back to regular sales levels. Now -9% vs. 2019.
–Closed San Mateo shop; signed 2 year lease to test area but traffic was low
•eCommerce continues to decline -10% as shoppers return to in-store.
•Wholesale -17%: residual effects of exiting Whole Foods and Safeway. Reduction in COGs maintained, with 3pt increase from tariffs.
•Ghost Kitchens -42% as Local Kitchens went out of business and more locations closed.Wholesale continued to decline 17%. Residual effect of pulling out of our 2 largest retailers, Whole Foods Market and Safeway. •Tariffs hit in Q1 2025, causing a 3 percentage point increase in COGs (as a % of sales)
–Did not impact ice cream base, as locally sourced

–Impacted vegan coconut base, chocolate, coffee, matcha, and other ingredients
–Impacted international tourism and traffic to SF stores
•Maintained 2024 COGS reduction in 2025, despite impacts of tariffs. Overall, COGS increased by 3 percentage points in 2025, but still 10 percentage points better than 2023**What's New in 2026**•Retail sales tracking at +10% Year to Date
•AI boom
–Offsetting downturn in economy in the Bay Area
–Increasing Event business and sponsorship of flavors in-stores
•Raised price to offset COGs increase. No negative impact on volume or customer satisfaction
•Continue to optimize margin
–Continue to strengthen and grow existing retail
–Identifying ways to lean out operations while maintaining quality
•Offer more value by giving more, not discounting
–Buy 2 Pints, Get 1 Free – both in-store and through delivery

We need your help!

We think of our investors as brand ambassadors and we want them to spread the word about our brand, let us know about interesting competitors, and most importantly, support our brand through consumption! Come visit our shops and send Humphry Slocombe ice cream to your friends and family through goldbelly.com. Follow us on social media (Instagram, X, Tiktok) and engage with us. Let us know about interesting collaboration ideas!

Sincerely,

Jina Osumi

CEO

Hanson Li

Chairman

How did we do this year?

REPORT CARD

B+

☺ The Good

Grew existing retail business by 6% on average.

Events business grew double digits, over 30%.

Was able to maintain 2024 Gross Margin increase in 2025 despite tariffs. GM increased 10pts (as % of revenue) since 2023.

☹ The Bad

Total sales declined 4% due to 2 store closures. One in 2024 and one in 2025.

Wholesale continued to decline as we pulled out of unprofitable large retailers (Safeway and Whole Foods).

Ghost Kitchens volume declined as more partners closed down.

2025 At a Glance

January 1 to December 31


$$$$

$5,457,530 [4%]

Revenue



-$95,803 [182%]

Net Loss


IOU!

$295,041 [27%]

Short Term Debt



$520,000

Raised in 2025



$170,903

Cash on Hand

As of 10/16/26

INCOME BALANCE NARRATIVE


Revenues
Profit
$5,677,179
$116,294
$5,457,530


-$95,803
2024
2025

Net Margin: -2% **Gross Margin:** 67% **Return on Assets:** -7% **Earnings per Share:** -$0.62

Revenue per Employee: $202,131 **Cash to Assets:** 13% **Revenue to Receivables:** 45,350 **Debt Ratio:** 131%

Humphry_Slocombe_Group__Inc_GAAP_Financial_Report_2024_-_2025.docx.pdf

Humphry_Slocombe_Group_Financials_2025.pdf

Jim Harvey Sy
Alexander Clarence...
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Guoxin Wu
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Simon Douglas MASTERS
Bruce Edwards
Abheek GUPTA
Steven Liu
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Elisabeth Duncan
Juliet Daniel

Thank You!

From the Humphry Slocombe Team







Jina Osumi

CEO

Former Director of Brand Strategy at Del Monte Foods, Former Global Senior Brand Manager for Pepsi



Hanson Li

Board Member

Founder of Salt Partners Group- development and investment company in the food & beverage industry



Jake Godby

Founder and Executive Chef

Experience working in San Francisco's fine-dining restaurants: Boulevard, Zuni, Fifth Floor and Coi



Sean Vahey

Founder and Head of Marketing

Background in Hospitality, Experienced Food & Beverage Manager, Restaurant Manager, Bar Manager



Aaron French

Head of Operations

Former Director of Commercialization at Revolution Foods, Former Director of Supply Chain at Blue Apron, Former Sr Sourcing Manager at Safeway.



Claire Koerschen

Wholesale and E-commerce Manager

Former Co-owner of Salt Pt. Butchery and Provisions, Former Manager/Director at 4505 Meats



Robert Macias

Head of Retail & Events

Former multi-unit store manager at Starbucks and Peet's. Former multi-unit F&B manager Silverado Resort & Spa and Aramark.



Daisy Tran

Digital Marketing Manager

Storyteller skilled in creation of compelling content, social, and digital marketing strategies



Cesia Mijango

Accountant

Experienced Tax Manager, Former Bookkeeper and Tax Coordinator at BackOps

Details

The Board of Directors

Director	Occupation	Joined
Jina Osumi	Ice Cream @ Humphry Slocombe Group	2015
Tiffany Yam	Investment @ Salt Partners Group, LLC	2015
Hanson Li	Investment @ Salt Partners	2014

Officers

Officer	Title	Joined
Jina Osumi	CEO President	2015
Hanson Li	CFO Secretary	2014

Voting Power

Holder	Securities Held	Voting Power
Salt Partners HS LLC	85,000 Common Units	54.2%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
12/2016	$865,034		Other
07/2017	$985,000	Series Seed Preferred	Other
09/2017	$25,185		Other
01/2019	$50,000		Other
01/2019	$118,000	Series Seed	Other
04/2019	$45,000	Series Seed	Other
06/2019	$29,058		Other
06/2019	$31,026		Other
07/2019	$37,385		Other
08/2019	$100,000		Other
10/2019	$51,500		Other
11/2019	$50,000		Other
12/2019	$55,537		Other
01/2020	$100,001	Series Seed	Other
01/2020	$280,876		4(a)(6)
05/2020	$421,726		Section 4(a)(2)
08/2020	$199,900		Section 4(a)(2)
02/2021	$590,416		Section 4(a)(2)
04/2021	$250,000		Section 4(a)(2)
11/2022	$122,500		Section 4(a)(2)
12/2022	$153,500		Section 4(a)(2)
09/2023	$178,600		Section 4(a)(2)
10/2023	$102,900		Section 4(a)(2)
11/2023	$71,900		Section 4(a)(2)
11/2023	$71,800		Section 4(a)(2)
12/2023	$51,600		Section 4(a)(2)
12/2023	$100,000		Section 4(a)(2)
02/2024	$34,600		Section 4(a)(2)
03/2024	$17,400		Section 4(a)(2)
07/2024	$69,000		Section 4(a)(2)
09/2024	$146,100		Section 4(a)(2)
10/2024	$81,900		Section 4(a)(2)
10/2024	$48,200		Section 4(a)(2)

11/2024	$42,500	Section 4(a)(2)
11/2024	$26,400	Section 4(a)(2)
12/2024	$40,700	Section 4(a)(2)
12/2024	$247,882	Section 4(a)(2)
12/2024	$17,200	Section 4(a)(2)
06/2025	$56,700	Section 4(a)(2)
07/2025	$76,900	Section 4(a)(2)
09/2025	$76,800	Section 4(a)(2)
10/2025	$218,800	Section 4(a)(2)
12/2025	$73,600	Section 4(a)(2)
	$34,400	Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
12/20/2016	$865,034	8.0%	20.0%	$10,000,000	07/26/2017

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Wholefoods Market Services, Inc.	09/01/2017	$25,185	$15,849	5.0%		Yes
B-side	01/07/2019	$50,000	$54,000	8.0%	01/01/2021	Yes
	06/14/2019	$29,058	$0	16.5%		
Square	06/26/2019	$31,026	$0	15.25%	03/03/2020	
Square	07/19/2019	$37,385	$0	15.25%	02/05/2020	
Kabbage	08/26/2019	$100,000	$74,625	16.5%	09/16/2020	Yes
Bluevine	10/31/2019	$51,500	$37,048	14.0%	04/30/2020	
B-side	11/08/2019	$50,000	$54,000	8.0%	11/08/2020	
Square	12/09/2019	$55,537	$60,054	11.25%		Yes
SBA	05/04/2020	$421,726	$0	1.0%	05/04/2022	
US Small Business Administration (SBA)	08/07/2020	$199,900	$199,900	3.75%	08/07/2050	Yes
SBA	02/24/2021	$590,416	$0	1.0%	02/24/2023	
SMBX	04/01/2021	$250,000	$243,317	8.0%	04/01/2026	Yes
Square	11/10/2022	$122,500	$0	8.9%	11/16/2023	
Square	12/13/2022	$153,500	$0	13.2%	09/23/2023	
Square	09/25/2023	$178,600	$0	13.4%	08/17/2024	
Square	10/16/2023	$102,900	$0	14.2%	12/11/2024	
Square	11/09/2023	$71,900	$0	14.25%	10/25/2024	
Square	11/20/2023	$71,800	$0	13.4%	11/18/2024	
Square	12/04/2023	$51,600	$0	14.25%	07/23/2024	
Square	12/12/2023	$100,000	$0	10.0%	12/19/2024	
Square	02/08/2024	$34,600	$0	14.8%	10/25/2024	

Square	03/07/2024	$17,400	$0	15.9%	09/08/2024	
Square	07/23/2024	$69,000	$0	14.1%	07/03/2025	
Square	09/06/2024	$146,100	$0	15.4%	06/26/2025	
Square	10/21/2024	$81,900	$0	14.6%	11/22/2025	
Square	10/31/2024	$48,200	$0	15.4%	07/29/2025	
Square	11/18/2024	$42,500	$0	15.78%	08/14/2025	
Square	11/27/2024	$26,400	$0	15.78%	07/26/2025	
Square	12/10/2024	$40,700	$0	16.2%	07/05/2025	
SMBX	12/19/2024	$247,882	$214,749	11.0%	02/25/2030	Yes
Square	12/31/2024	$17,200	$0	14.9%	05/28/2025	
Square	06/11/2025	$56,700	$22,727	14.5%	05/09/2026	Yes
Square	07/10/2025	$76,900	$39,023	14.5%	05/17/2026	Yes
Square	09/04/2025	$76,800	$60,714	13.5%	07/18/2026	Yes
Square	10/30/2025	$218,800	$217,652	13.5%		Yes
Square	12/12/2025	$73,600	$81,248	13.5%	10/15/2026	Yes
Square		$34,400	$0	14.5%	10/30/2024	

Related Party Transactions

Name	Jina Osumi
Amount Invested	$50,000
Transaction type	Loan
Issued	12/08/2018
Outstanding principal plus interest	$50,000 as of 08/2019
Interest	8.0 per annum
Maturity	12/31/2018
Outstanding	Yes
Current with payments	Yes
Relationship	CEO

Name	Jina Osumi
Amount Invested	$76,000
Transaction type	Loan
Issued	07/01/2019
Interest	8.0 per annum
Maturity	07/01/2020
Outstanding	Yes
Current with payments	Yes
Relationship	CEO

Name	Salt Partners
Amount Invested	$100,000
Transaction type	Loan

Issued	06/01/2019
Outstanding principal plus interest	$108,000 as of 05/2020
Interest	8.0 per annum
Maturity	06/01/2020
Outstanding	Yes
Current with payments	Yes
Relationship	Owner

Name	Salt Partners
Amount Invested	$125,000
Transaction type	Loan
Issued	09/26/2022
Outstanding principal plus interest	$172,095 as of 10/2026
Interest	10.0 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Owner

Name	Salt Minor
Amount Invested	$100,000
Transaction type	Loan
Issued	01/12/2019
Outstanding principal plus interest	$153,730 as of 10/2026
Interest	8.0 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Owner

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series Seed	26,563	26,563	Yes
Common	127,147	127,147	Yes

Warrants:	0
Options:	15,072

Form C Risks:

The market for ultra premium ice cream is still relatively new. Customers are not necessarily ready to pay more for ice cream.

This is a seasonal business - we typically experience negative cash flow during the winter and positive cash flow during the summer.

Wholesale growth depends on getting key accounts during their reset period, which happens once a year. If we don't get into an account, we have to wait until the next year to reapply.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Food safety risk - mitigated by using co-packers for some flavors, testing product, regulation inspections.

Hanson Li is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.In the future, we will perform valuations of our common units that take into account factors such as the following:

unrelated third party valuations of our common units;
the price at which we sell other securities, such as convertible debt or preferred units, in light of the rights, preferences and privileges of our those securities relative to those of our common units;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common units;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Humphry Slocombe Group, Inc

California Corporation
Organized December 2008
27 employees
121 Capp St
San Francisco CA 94110 http://humphryslocombe.com

Business Description

Refer to the Humphry Slocombe profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Humphry Slocombe has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late Filing

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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